PTN Media, Inc.
                           455 East Eisenhower Parkway
                                    Suite 15
                               Ann Arbor, MI 48108


                                                              July 26, 2001


VIA EDGAR

United States Securities and
 Exchange Commission
Mail Stop 3-5
Washington, DC 20549
Attention: Barbara C. Jacobs

                  Re:      PTN Media, Inc.
                           Registration Statement on Form S-3
                           Filed July 2, 2001
                           File No.  333-64328

Dear Ms. Jacobs:

                  Please be advised that by way of this letter, PTN Media, Inc. hereby applies for withdrawal of the above-referenced registration statement. This application for withdrawal is made pursuant to the Staff's letter of July 13, 2001 to the Registrant. Please also note that no securities have been sold in connection with the offering.

                                                   Sincerely,

                                                     /s/ Peter Klamka

                                                         Peter Klamka
                                                   Chief Executive Officer
                                                        and President